United States securities and exchange commission logo





                          January 22, 2021

       Wendy Wee
       Chief Financial Officer
       Kindred Biosciences, Inc.
       1555 Bayshore Highway, Suite 200
       Burlingame, California 94010

                                                        Re: Kindred
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 15,
2021
                                                            File No. 333-252173

       Dear Ms. Wee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Tao Li, Esq.